SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

MENTOR GRAPHICS CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, No Par Value (Title of Class of Securities)	587200106 (CUSIP Number of Class of Securities (Underlying Common Stock))

Dean M. Freed

Vice President and General Counsel

Mentor Graphics Corporation

8005 S.W. Boeckman Road

Wilsonville, Oregon 97070

(503) 685-7000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Person)

Copies To:

Danielle Benderly

Perkins Coie LLP

1120 N.W. Couch Street, Tenth Floor

Portland, OR 97209

(503) 727-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$16,951,203.76	$1,209.00

*	Estimated solely for purposes of calculating the Amount of Filing Fee. The calculation of the Transaction Valuation assumes that all options to purchase shares of the issuer’s common stock that may be eligible for exchange in the offer will be tendered pursuant to the offer. These options cover an aggregate of 8,992,204 shares of the issuer’s common stock and have an aggregate value of $16,951,203.76 as of December 31, 2009, calculated based on a Black-Scholes option pricing model.

**	The Amount of Filing Fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $55.80 per $1,000,000 of the aggregate amount of the Transaction Valuation. The Transaction Valuation set forth above was calculated for the sole purpose of determining the Amount of Filing Fee and should not be used for any other purpose.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$1,209.00	Filing Party:	Mentor Graphics Corporation
Form or Registration No.:	000-13442	Date Filed:	January 7, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

EXPLANATORY NOTE

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on January 7, 2010, and as amended by Amendment No. 1 to Schedule TO filed with the Securities and Exchange Commission on January 7, 2010 (the “Amendment No. 1”), relating to an offer by Mentor Graphics Corporation, an Oregon corporation (the “Company”), to certain eligible employees, subject to specified conditions, to exchange some or all of their outstanding options to purchase shares of the Company’s common stock for restricted stock units.

Amended Terms and Conditions of the Exchange Offer

The Company has amended the disclosure included in the Offer to Exchange Certain Stock Options For Restricted Stock Units, dated January 7, 2010 (the “Exchange Offer”), filed as Exhibit (a)(1)(A) to the Schedule TO, and as amended by Amendment No. 1, as follows. The following amendments to the Exchange Offer also apply to the other documents filed as exhibits to the Schedule TO, as amended, to the extent the original provisions of such other documents would conflict or be inconsistent with the Exchange Offer, as amended.

1.	The section of the Exchange Offer entitled Summary Term Sheet—Questions and Answers is revised as follows:

a.	The third paragraph is deleted and replaced with the following:

The Company has excluded executives who are subject to Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), members of our Board of Directors and any former employees from participating in the Exchange Offer. Employees in Canada, China, Denmark, Netherlands and Russia will not be eligible to participate in the Exchange Offer because we have determined that including these employees would have tax, regulatory or other implications that are inconsistent with the Company’s compensation policies and practices.

b.	The thirteenth paragraph is deleted and replaced with the following:

If you have difficulty accessing the Exchange Offer website and require assistance, please contact us by email at Option_ExchangeQuestions@mentor.com or by facsimile at (503) 685-1485. Messages will be responded to between 8:00 a.m. and 5:00 p.m. Pacific Standard Time, Monday through Friday.

c.	The answer provided for Q2 is deleted and replaced with the following:

The Exchange Offer will be open to all U.S. and international employees who hold eligible options, except as described below. Employees in Canada, China, Denmark, Netherlands and Russia will not be eligible to participate in the Exchange Offer because we have determined that including these employees would have tax, regulatory or other implications that are inconsistent with the

Company’s compensation policies and practices. To be eligible, an individual must be eligible to participate in the 1982 Plan, must be employed on the date the Exchange Offer commences and must remain employed through the date that RSUs are granted. The Exchange Offer will not be open to our executives who are subject to the provisions of Section 16 of the Exchange Act, members of our Board of Directors or any former employees.

d.      The second paragraph in the answer provided for Q30 is deleted and replaced with the following:

If you have technical difficulty accessing the Exchange Offer website and require assistance, please contact us by email at Option_ExchangeQuestions@mentor.com or by facsimile at (503) 685-1485. Messages will be responded to between 8:00 a.m. and 5:00 p.m. Pacific Standard Time, Monday through Friday.

2.      In the section of the Exchange Offer entitled The Exchange Offer: Section 1, Eligible Stock Options; Eligible Employees; Expiration Date, the fourth paragraph is deleted and replaced with the following:

The Company has excluded executives who are subject to the provisions of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), members of our Board of Directors and any former employees from participating in the Exchange Offer. Employees in Canada, China, Denmark, Netherlands and Russia will not be eligible to participate in the Exchange Offer because we have determined that including these employees would have tax, regulatory or other implications that are inconsistent with the Company’s compensation policies and practices.

3.      In the section of the Exchange Offer entitled The Exchange Offer: Section 3, Procedures for Surrendering Eligible Stock Options, the last two sentences in the third paragraph are deleted and replaced with the following:

If you lose, cannot remember or otherwise have difficulties with your Log-in ID and Password or with accessing the Exchange Offer website and require assistance, please contact us by email at Option_ExchangeQuestions@mentor.com or by facsimile at (503) 685-1485. Messages will be responded to between 8:00 a.m. and 5:00 p.m. Pacific Standard Time, Monday through Friday.

4.      In the section of the Exchange Offer entitled The Exchange Offer: Section 4, Withdrawal Rights, a new fourth paragraph is inserted as follows:

If you have difficulty accessing the Exchange Offer website and require assistance, please contact us by email at Option_ExchangeQuestions@mentor.com or by facsimile at (503) 685-1485. Messages will be responded to between 8:00 a.m. and 5:00 p.m. Pacific Standard Time, Monday through Friday.

5.      In the section of the Exchange Offer entitled The Exchange Offer: Section 14, Extension of the Exchange Offer; Termination; Amendment, the words “oral or” are deleted from the first and second paragraphs.

Amended Items of Schedule TO

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 2 amends and restates only the items and exhibits to the Schedule TO that are being amended and restated, and unaffected items and exhibits are not included herein. This Amendment No. 2 should be read in conjunction with the Schedule TO and Amendment No. 1.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth in the Offer to Exchange, as amended by this Amendment No. 2, under Summary Term Sheet—Questions and Answers, is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION

(a)	Name and Address.

Mentor Graphics Corporation, an Oregon corporation (the “Company” or “Mentor Graphics”), is the issuer of the securities subject to the Offer to Exchange. The Company’s principal executive offices are located at 8005 SW Boeckman Road, Wilsonville, Oregon 97070-7777. The Company’s telephone number is (503) 685-7000.

(b)	Securities.

This Tender Offer Statement on Schedule TO relates to an offer by the Company to certain employees of the Company and its majority-owned subsidiaries, subject to specified conditions, to exchange some or all of their outstanding options to purchase shares of the Company’s common stock, no par value. A stock option will be eligible for exchange and referred to herein as an “Eligible Stock Option” if it (a) has an exercise price equal to or greater than $11.00, (b) was granted prior to January 7, 2009, and (c) is scheduled to expire after August 5, 2010. Employees surrendering Eligible Stock Options will receive in exchange newly issued restricted stock units (the “RSUs”) to be granted under the Mentor Graphics 1982 Stock Option Plan, as amended (the “1982 Plan”).

The Company is making the offer to all employees of the Company and its majority-owned subsidiaries who hold Eligible Stock Options, and who, as of the date the offer commences, are actively employed by the Company or one of its majority-owned subsidiaries (excluding the Company’s executives who are subject to the provisions of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), members of our Board of Directors or any former employees). These employees are collectively referred to as the “Eligible Employees.” To remain eligible to surrender Eligible Stock Options for exchange, and receive RSUs, the Eligible Employee must be employed by the Company or one of its majority-owned subsidiaries on the date the exchange offer commences and remain employed through the date the RSUs are granted. The actual number of shares of common stock subject to the options to be exchanged in the offer will depend on the number of shares of common stock subject to Eligible Stock Options surrendered by Eligible Employees and accepted for exchange. The Company is making the offer upon the terms and subject to the conditions set forth in the Offer to Exchange.

Our common stock is traded on the NASDAQ Global Select Market under the symbol “MENT.” As of December 11, 2009, the number of shareholders of record of our common stock was approximately 589, and the number of outstanding shares of our common stock was 98,310,089. On December 11, 2009, the closing price of our common stock as reported on the NASDAQ Global Select Market was $8.30 per share.

The information set forth in the Offer to Exchange, as amended by this Amendment No. 2, under Summary Term Sheet—Questions and Answers, Risk Factors, and The Exchange Offer: Section 1, Eligible Stock Options; Eligible Employees; Expiration Date; Section 5, Acceptance of Eligible Stock Options; Newly Issued RSUs; Section 7, Price Range of Our Common Stock; and Section 8, Source and Amount of Consideration; Terms of RSUs, is incorporated herein by reference.

(c)	Trading Market and Price.

The information set forth in the Offer to Exchange under The Exchange Offer: Section 7, Price Range of Our Common Stock, is incorporated herein by reference

ITEM 4.	TERMS OF THE TRANSACTION.

(a)	Material Terms.

The information set forth in the Offer to Exchange, as amended by Amendment No. 1 and this Amendment No. 2, under Summary Term Sheet—Questions and Answers, and The Exchange Offer: Section 1, Eligible Stock Options; Eligible Employees; Expiration Date; Section 3, Procedures for Surrendering Eligible Stock Options; Section 4, Withdrawal Rights; Section 5, Acceptance of Eligible Stock Options; Newly Issued RSUs; Section 6, Conditions of the Exchange Offer; Section 8, Source and Amount of Consideration; Terms of RSUs; Section 9, Information Concerning Us; Financial Information; Section 11, Status of Eligible Stock Options Acquired by Us in the Exchange Offer; Accounting Consequences of the Exchange Offer; Section 12, Legal Matters; Regulatory Approvals; Section 13, Material U.S. Federal Income Tax Consequences; and Section 14, Extension of the Exchange Offer; Termination; Amendment, and Schedules A through T, is incorporated herein by reference.

(b)	Purchases.

Members of the Company’s Board of Directors, executives who are subject to the provisions of Section 16 of the Exchange Act, and former employees are not eligible to participate in the offer. The information set forth in the Offer to Exchange, as amended by this Amendment No. 2, under The Exchange Offer: Section 3, Procedures for Surrendering Eligible Stock Options; and Section 10, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities, is incorporated herein by reference.

ITEM 12.	EXHIBITS.

Exhibit No.	Document

(a)(1)(A) *	Offer to Exchange Certain Stock Options for Restricted Stock Units, dated January 7, 2010

(a)(1)(B) *	Form of Announcement Email from Mentor Graphics to All Employees, dated January 7, 2010, Announcing Commencement of Option Exchange Program

(a)(1)(C) *	Form of Email from Walden C. Rhines to Eligible Employees, dated January 7, 2010

(a)(1)(D) *	Screenshots of Option Exchange Program Website

(a)(1)(E) *	Form of Expiration Reminder Email Communication to Eligible Employees

(a)(1)(F) *	Forms of Confirmation Messages of Acceptance or Decline of Offer

(a)(1)(G) *	Form of Restricted Stock Units Grant Agreement under the 1982 Stock Option Plan

(a)(1)(H) *	Annual Report on Form 10-K for the fiscal year ended January 31, 2009 filed with the Securities and Exchange Commission on March 18, 2009 (SEC File No. 000-13442) and incorporated herein by reference

(a)(1)(I) *	Quarterly Report on Form 10-Q for the quarter ended April 30, 2009 filed with the Securities and Exchange Commission on June 9, 2009 (SEC File No. 000-13442) and incorporated herein by reference

(a)(1)(J) *	Quarterly Report on Form 10-Q for the quarter ended July 31, 2009 filed with the Securities and Exchange Commission on September 4, 2009 (SEC File No. 000-13442) and incorporated herein by reference

(a)(1)(K) *	Quarterly Report on Form 10-Q for the quarter ended October 31, 2009 filed with the Securities and Exchange Commission on December 7, 2009 (SEC File No. 000-13442) and incorporated herein by reference

(a)(1)(L)	Form of Email from Mentor Graphics to Eligible Employees, dated January 20, 2010, Regarding Facsimile Number for Requesting Assistance

(b)	Not applicable

(d)	Mentor Graphics Corporation 1982 Stock Option Plan, as amended effective December 14, 2009 (filed as Appendix 1 to the Company’s definitive proxy statement on Schedule 14A with respect to a special shareholders meeting filed with the Securities and Exchange Commission on November 12, 2009 (SEC File No. 000-13442) and incorporated herein by reference)

(g)	Not applicable

(h)	Not applicable

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MENTOR GRAPHICS CORPORATION

By:	/S/ DEAN FREED
Name:	Dean Freed
Title:	Vice President and General Counsel

Date: January 20, 2010

EXHIBIT INDEX

Exhibit No.	Document

(a)(1)(A)*	Offer to Exchange Certain Stock Options for Restricted Stock Units, dated January 7, 2010

(a)(1)(B)*	Form of Announcement Email from Mentor Graphics to All Employees, dated January 7, 2010, Announcing Commencement of Option Exchange Program

(a)(1)(C)*	Form of Email from Walden C. Rhines to Eligible Employees, dated January 7, 2010

(a)(1)(D)*	Screenshots of Option Exchange Program Website

(a)(1)(E)*	Form of Expiration Reminder Email Communication to Eligible Employees

(a)(1)(F)*	Forms of Confirmation Messages of Acceptance or Decline of Offer

(a)(1)(G)*	Form of Restricted Stock Units Grant Agreement under the 1982 Stock Option Plan

(a)(1)(H)*	Annual Report on Form 10-K for the fiscal year ended January 31, 2009 filed with the Securities and Exchange Commission on March 18, 2009 (SEC File No. 000-13442) and incorporated herein by reference

(a)(1)(I)*	Quarterly Report on Form 10-Q for the quarter ended April 30, 2009 filed with the Securities and Exchange Commission on June 9, 2009 (SEC File No. 000-13442) and incorporated herein by reference

(a)(1)(J)*	Quarterly Report on Form 10-Q for the quarter ended July 31, 2009 filed with the Securities and Exchange Commission on September 4, 2009 (SEC File No. 000-13442) and incorporated herein by reference

(a)(1)(K)*	Quarterly Report on Form 10-Q for the quarter ended October 31, 2009 filed with the Securities and Exchange Commission on December 7, 2009 (SEC File No. 000-13442) and incorporated herein by reference

(a)(1)(L)	Form of Email from Mentor Graphics to Eligible Employees, dated January 20, 2010, Regarding Facsimile Number for Requesting Assistance

(b)	Not applicable

(d)	Mentor Graphics Corporation 1982 Stock Option Plan, as amended effective December 14, 2009 (filed as Appendix 1 to the Company’s definitive proxy statement on Schedule 14A with respect to a special shareholders meeting filed with the Securities and Exchange Commission on November 12, 2009 (SEC File No. 000-13442) and incorporated herein by reference)

(g)	Not applicable

(h)	Not applicable

*	Previously filed.